TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 29, 2003

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

dlw 11/13

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 29, 2003

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

2003 THIRD QUARTERLY REPORT

(Prepared in accordance with PRC Accounting Standards, unaudited)

1. GENERAL CONDITIONS OF THE COMPANY

Stock abbreviation	青島啤酒 (TSINGTAO BREW)
Stock Code	600600(A Shares) 0168(H Shares)
Secretary of the Board	Yuan Lu
Securities Affairs Representative	Zhang Rui Xiang
Correspondence Address	Room 1603, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao
Telephone	86-532-5713831
Fax	86-532-5713240
Email	secretary@tsingtao.com.cn

2. FINANCIAL INFORMATION

2.1 Principal Accounting Data and Financial Indicators (Unit: RMB)

Items	At the end of this reporting period	At the end of prior year	Increase/decrease at the end of this reporting period when compared with the same period in prior year
Total Assets	9,215,904,063	8,938,615,600	3.10%
Shareholders' funds (Excluding minority interests)	3,519,344,491	3,197,353,602	10.07%
Net asset per share	3.32	3.20	3.75%
Adjusted net asset per share	3.24	3.11	4.18%

Items	Reporting Period	From the beginning of the year to the end of the reporting period	Increase/decrease in this reporting period when compared with the same period in prior year
Net cash flow generated from operating activities	474,272,690	1,213,862,751	Not disclosed in corresponding period of prior year
Earning per share	0.1355	0.2453	21.52%
Return on net assets	4.08%	7.39%	17.24%
Return on net assets after adjusting the extraordinary items	4.04%	7.59%	17.78%

Extraordinary profit and loss items	July to September 2003	January to September 2003
Subsidy income	11,429,866	34,715,475
Net income/expenses from other operations	–10,173,736	–41,910,146
Total	1,256,130	–7,194,671

2.2 Profit Statement

Profit Statement (Jan to Sept)

(Unit: RMB)

Items		Jan to Sept 2003		Jan to Sept 2002	
		Parent Company	Combined	Parent Company	Combined
1.	Turnover	2,013,721,444	6,236,495,316	1,804,304,669	5,719,172,494
	Less: Cost of sales	1,241,771,614	3,617,895,186	1,074,591,927	3,291,031,715
	Sales taxes and surcharges	101,412,479	668,487,703	105,868,908	605,778,353
2.	Gross Profit	670,537,351	1,950,112,427	623,843,834	1,822,362,426
	Add: Profit from other operations	-211,253	10,655,151	2,058,380	12,909,463
	Less: Selling expenses	283,949,829	989,650,642	194,047,452	848,571,448
	General and administrative expenses	146,763,708	480,008,965	217,793,810	494,212,038
	Finance cost	35,424,484	90,654,889	43,107,951	108,655,546
3.	Operating profit	204,188,077	400,453,082	170,953,001	383,832,857
	Add: Investment income	86,106,789	13,121,297	111,320,394	14,173,726
	Subsidy income		34,715,475		38,934,971
	Non-operating income	725,304	7,983,393	231,498	3,820,000
	Less: Non-operating expenses	4,337,410	49,893,539	8,840,957	47,941,551
4.	Total Profit	286,682,760	406,379,708	273,663,936	392,820,003
	Less: Enterprise income tax	34,267,582	100,291,890	47,389,006	104,227,322
	Minority interests		46,101,055		54,316,621
5.	Net Profit	252,415,178	259,986,763	226,274,930	234,276,060

Profit Statement (July to Sept)

(Unit: RMB)

Items		July to Sept 2003 Parent Company	July to Sept 2003 Combined	July to Sept 2002 Parent Company	July to Sept 2002 Combined
1.	Turnover	722,372,715	2,401,033,281	687,902,162	2,202,444,351
	Less: Cost of sales	438,595,569	1,330,233,845	405,298,976	1,219,163,916
	Sales taxes and surcharges	35,593,081	266,188,004	38,626,941	242,170,745
2.	Gross Profit	248,184,065	804,611,432	243,976,245	741,109,690
	Add: Profit from other operations	–885,168	3,409,718	683,051	3,535,424
	Less: Selling expenses	118,064,585	394,641,606	74,383,597	346,323,067
	General and administrative expenses	40,701,063	173,072,803	92,274,137	188,834,279
	Finance cost	11,741,510	23,652,980	13,477,276	35,013,696
3.	Operating profit	76,791,739	216,653,761	64,524,286	174,474,072
	Add: Investment income	79,162,281	3,697,740	66,165,722	3,586,035
	Subsidy income		11,429,866		17,706,926
	Non-operating income	124,521	4,303,939	56,350	836,808
	Less: Non-operating expenses	796,882	14,477,675	229,814	16,681,790
4.	Profit before tax	155,281,659	221,607,631	130,516,544	179,922,051
	Less: Enterprise income tax	14,755,898	45,376,747	21,716,121	45,820,149
	Minority interests		32,647,405		22,645,081
5.	Net Profit	140,525,761	143,583,479	108,800,423	111,456,821

2.3 The total number of shareholders at the end of the reporting period is 98,132, including 691 H share shareholders.

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the general conditions of the Company's operating activities in the reporting period

During the period under review, the Company adhered to the guiding principle of "striving for further success in the new millennium by structural adjustment with the target of market dominance through system integration, mechanism innovation and enhanced competitiveness, emphasizing on improvement in quality, brand name recognition, efficiency and control". The Company took advantage of the opportunity of its 100th anniversary celebration to have a big advertising push to promote its brand name and image. The Company also overcame the adverse impact of higher barley prices and natural disasters such as SARS and an abnormally cold spring. It had been actively integrating its brand name, markets and product mix, and enhancing and optimizing the sales network and sales system. Despite facing a more competitive environment in the second half of this year, the Company, having kept forging ahead and developing its business, managed to attain growth in various economic

indicators (such as sales of beer, exports and principal operating income), to maintain its leadership in the domestic market and to reverse a decline in the sales revenue resulting from the above unfavourable factor in the first half of this year.

For the first nine months of this year, production volume of beer reached 2,760,000 kiloliters, 9% higher than the same period last year, in which the flagship brand product Tsingtao Beer reached 850,000 kiloliters, 14% higher than the same period last year. Compared with the same period last year, principal operating income reached RMB6,236,500,000, increasing by 9%, principal operating profits were RMB1,950,110,000, increasing by 7% and realized net profits amounted to RMB259,990,000, increasing by 11%.

3.1.1 Principal operations and products accounting for more than 10% of the total income or profits from principal operations

Sub-operation or sub-product	Income from principal operations	Costs of principal operation	Gross Profit margin(%)
Beer	6,236,495,316	3,617,895,186	31.27%
Of which: Connected transaction	6,120,100	189,846,601	–

3.1.2 Seasonal or cyclical features of the Company's operations

Beer sales have relatively distinct peak season and low season. In general, the first and fourth quarters are low seasons for beer sales.

3.1.3 Financial information on results for the reporting period (major changes in the proportion of the following items which constituted the total profit as compared with the previous reporting period and the reasons thereof: profit from principal operations, profit from other operations, expenses during the period, investment income, subsidy income, net non-operating income and expenses)

Items constituting profit	July - Sept 2003 Amount	July - Sept 2003 Percentage over total profit	Jan - June 2003 Amount	Jan - June 2003 Percentage over total profit	Growth rate
Profit from principal operations	804,611,432	363.08%	1,145,500,995	619.95%	–41.43%
Profit from other operations	3,409,718	1.54%	7,245,433	3.92%	–60.71%
Expenses during the period	591,367,389	266.85%	968,947,107	524.40%	–49.11%
Investment income	3,697,740	1.67%	9,423,557	5.10%	–67.25%
Subsidy income	11,429,866	5.16%	23,285,609	12.60%	–59.05%
Net non-operating income and expenses	–10,173,736	–4.59%	–31,736,410	–17.18%	–73.28%
Total profit	221,607,631	100%	184,772,077	100%	–

Reasons: The decrease in the proportion of all of the above items which constituted the total profit as compared with the previous reporting period was due to the fact that third quarters are peak seasons for beer sales. Compared with other quarters, the total profit for the current quarter was relatively high, therefore the proportion of the respective items which constituted the total profit was relatively low. Save as aforesaid, there were no other reasons significantly affecting the changes in the items set out above.

3.2 Major events and their impacts and analysis on the solutions

1. Pursuant to the Strategic Investment Agreement entered into between the Company and Anheuser-Busch, a shareholder of H Shares, as at 1st April 2003, the Company has issued two out of a total of three tranches of convertible bonds to Anheuser-Busch International Holdings, Inc.("ABIH"), a company designated by Anheuser-Busch. On 2nd July 2003, the first tranche which was issued to ABIH with a principal amount of HK$280,800,000 was converted into 60,000,000 new H shares at a conversion price of HK$4.68 per share, upon which the total number of shares of the Company was increased to 1,060,000,000 shares. Adding the new shares to the original 45,000,000 shares held by it, Anheuser-Busch is currently holding 9.9% of the share capital of the Company.

2. The amendments to articles 20, 21 and 24 of the articles of association of the Company to be made by the Directors under the authorization granted by the shareholders in the First Extraordinary General Meeting of 2003 held on 23rd January 2003 have been approved by the Ministry of Commerce on 18th September 2003 and by the State-owned Assets Regulatory Commission on 22nd September 2003, thereupon the amendments have come into force.

3. Material litigation or arbitration during the period under review.

   (1) The High People's Court of Shandong Province has made a second instance judgement on the Company's claim against Tsingdao Honglong Trading Company Limited ("Honglong Company") over the disputed purchase orders. It was ruled that Honglong Company shall pay to the Company the outstanding amount of RMB11,385,836.80 for the beer purchased.

   (2) No significant progress has been achieved recently for the case of Guangming General Company suing the Company for the breach of distribution contract as disclosed in the Company's 2001 Annual Report.

The Board of Directors
TSINGTAO BREWERY COMPANY LIMITED
28 October 2003

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT OF RESOLUTIONS OF THE BOARD OF TSINGTAO BREWERY COMPANY LIMITED

The Ninth Meeting of the Fourth Session of the Board of Directors of the Company was convened on 28th October, 2003 at the Conference Room, Tsingtao Beer Tower. Ten directors were entitled to attend the meeting and nine directors actually attended it. Chu Zhen Gang, a director, was absent from the meeting due to his business trip and had not appointed another director acting on his behalf at the meeting. Besides, the supervisors of the Company and secretary to the Board also attended the meeting. The meeting was held in compliance with the requirement provided in the Company Law and the Company's Articles of Association. The meeting was chaired by Mr. Li Gui Rong, chairman of the Board. The following resolutions were passed at the meeting:

1. The resolution on considering and approving the Company's third quarterly report of 2003.
2. The resolution on considering and approving the loan of US$15 million provided by Anheuser – Busch to Tsingtao Beer (H.K.) Trading Company Limited, a wholly-owned subsidiary of the Company, and the guarantee provided by the Company in respect thereof. As at 30th September, 2003, the gearing ratio of Tsingtao Beer (H.K.) Trading Company Limited was 65% and the balance of guarantee of the Company amounted to RMB890,000,000.
3. The resolution on considering and approving the appointment of the Company's senior management staff.

In respect of the appointments of Mr. Sun Yu Guo, the director and vice president of the Company, doubling as chief accountant of the Company; Ms. Jiang Hong, assistant to president of the Company, as the vice president of the Company; and Ms. Yuan Lu, secretary to the Board, doubling as assistant to chairman of the Board, each of the above for the period up to the expiry of this session of the Board, independent directors of the Company unanimously approved the aforesaid appointments proposed by the Board at the meeting.

TSINGTAO BREWERY COMPANY LIMITED
The Board of Directors

28th October, 2003

Notes: Profiles of senior management staff

Mr. Sun Yu Guo, aged 49, is the director and vice president of the Company, managing the Company's financial affairs. He had been Deputy Department Head of Finance Bureau and Department Head of State Assets Administration Bureau of Qingdao. Mr. Sun had been engaging in financial work for enterprises and government departments over 20 years, and has extensive experience in financial management and capital management. Mr. Sun is familiar with regulations of investment in and financing for listed companies with practical operation experience. He is a chartered accountant and chartered asset evaluation accountant.

Ms. Jiang Hong, aged 47, is the Company's assistant to president and chief of human resource department. Ms. Jiang had been head of production department of the Company and director of Tsingtao Brewery No. 2 as well as the Company's supervisor and assistant to general manager and head of corporate management department. She has extensive experience in beer corporate production and management with a title of senior economist.

Ms. Yuan Lu, aged 48, is secretary to the Board and the director of the Secretariat Office of the Board. Ms. Yuan has extensive experience in her work as secretary to the Board, and relating to investor relations and operations of listed companies. In the recent years, she has substantially participated in the planning, negotiation and implementation of large capital management projects, and has amassed rich experience in establishing and operating corporate governance framework.